                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUMMARY OF CHANGES TO ARTICLE 5 OF TELECOM ITALIA’S BYLAWS

According to the resolution adopted at the Shareholders' Meeting on May 26, 2003, Telecom Italia's bylaws has been amended  in order to account for the new amounts of the issued and existing and the authorised share capital, as modified pursuant to the events hereinbelow described , which took place from August 4, 2003 (effective date of the merger of “old” Telecom Italia with and into Olivetti, now “new” Telecom Italia) and the end of last fiscal year .

Specifically a rticle 5 of Telecom I ta l ia’s b ylaws has been changed to give effect to :

•

on the one hand the shares issued (i) on exercise of certain "Piano di Stock Option 1999" stock options,  (ii) on conversion of certain "Olivetti 1.5% 2001-2004 convertibile con premio al rimborso" (now  "Telecom Italia 1.5% 2001-2004 convertibile con premio al rimborso") convertible bonds and (iii) on conversion of certain "Olivetti 1.5% 2001-2010 convertibile con premio al rimborso" (now  "Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso") convertible bonds,

•

on the other hand, the shares no longer issuable (i) on exerci s e of certain stock options, which meanwhile expired , and (ii) on conversion of the "Olivetti 1.5% 2001-2004 convertibile con premio al rimborso" (now  "Telecom Italia 1.5% 2001-2004 convertibile con premio al rimborso") convertible bonds still existing as of December 31, 2003 and which were redeemed as of January 1, 2004 ..

We reproduce the full text of the previous version of  Telecom Italia’s bylaws and the full text of the amended version..

PREVIOUS VERSION

SHARE CAPITAL – SHARES - BONDS

Article 5

The share capital shall be Euro 8,845,640,599.40,divided into 10,287,061,839 ordinary shares with a par value of Euro 0.55 each and 5,795,921,069 savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders’ Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders’ Meeting of 26 May 2003, of Euro 39,898,601.60, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004) warrants, by means of the issue of up to a maximum of 72,542,912 ordinary shares with a par value of Euro 0.55 each.

The Shareholders’ Meeting of 26 May 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

 1. up to a maximum of Euro 344,941.30, by means of the issue of up to a maximum of 627,166 shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, the increase to be implemented by 15 December 2004;

 2. up to a maximum of Euro 7,521,270.90, by means of the issue of up to a maximum of 13,675,038shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, the increase to be implemented by 31 December 2004;

 3. up to a maximum of Euro 126,409,978.20, by means of the issue of up to a maximum of 229,836,324 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2004 convertibile con premio al rimborso” (now “Telecom Italia 1.5% 2001-2004 convertibile con premio al rimborso”) convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

 4. up to a maximum of Euro 624,936,779.50, by means of the issue of up to a maximum of 1,136,248,690 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

 The Shareholders’ Meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75, by means of the issue of up to a maximum of 333,430,885 ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

 1. a tranche of up to a maximum of Euro 15,379,830.95 for the exercise of the “Piano di Stock Option 1999” stock options, the increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 27,963,329 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

 2. a tranche of up to a maximum of Euro 37,398,868.65 for the exercise of the “Piano di Stock Option 2000” stock options, the increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 67,997,943 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;

 3. a tranche of up to a maximum of Euro 58,916,834.35 for the exercise of the “Piano di Stock Option 2001” stock options, the increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 107,121,517 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

 4. a tranche of up to a maximum of Euro 21,422,652.90 for the exercise of the “Piano di Stock Option Top 2002” stock options, the increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 38,950,278 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

 5. a tranche of up to a maximum of Euro 50,268,799.90 for the exercise of the “Piano di Stock Option 2002” stock options, the increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

 The Extraordinary Shareholders’ Meeting of 8 May 2002 authorized the directors, under Article 2420-ter of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within  the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

 The Shareholders’ Meeting of 26 May 2003 authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from 26 May 2003, to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro 48,644,750), to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors’ resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

AMENDED VERSION

SHARE CAPITAL – SHARES - BONDS

Article 5

The share capital shall be Euro 8,853,990,644.95,divided into 10,302,243,740 ordinary shares with a par value of Euro 0.55 each and 5,795,921,069 savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders’ Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders’ Meeting of 26 May 2003, of Euro 39,898,601.60, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004) warrants, by means of the issue of up to a maximum of 72,542,912 ordinary shares with a par value of Euro 0.55 each.

The Shareholders’ Meeting of 26 May 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1.

up to a maximum of Euro 344,941.30 (as of December 31, 2003  Euro 207,482.55), by means of the issue of up to a maximum of 627,166 (as of December, 31 2003  377,241) shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, the increase to be implemented by 15 December 2004;

2.

up to a maximum of Euro 7,521,270.90 (as of December 31, 2003  Euro 1,572,966.45) by means of the issue of up to a maximum of 13,675,038 (as of December 31, 2003  2,859,939) shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, the increase to be implemented by 31 December 2004;

3.

up to a maximum of Euro 624,936,779.50 (as of December 31, 2003  Euro 619,870,284.00), by means of the issue of up to a maximum of 1,136,248,690 (as of December 31, 2003  1,127,036,880) shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The Shareholders’ Meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (as of December 31, 2003  Euro 156,590,035.25), by means of the issue of up to a maximum of 333,430,885 (as of December 31, 2003  284,709,155) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1.

a tranche of up to a maximum of Euro 15,379,830.95 (as of December 31, 2003  Euro 9,270,933.10) for the exercise of the “Piano di Stock Option 1999” stock options, the increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 27,963,329 (as of December 31, 2003  16,856,242) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

2.

a tranche of up to a maximum of Euro 37,398,868.65 (as of December 31, 2003  Euro 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, the increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 67,997,943 (as of December 31, 2003  35,319,216) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;

3.

a tranche of up to a maximum of Euro 58,916,834.35 (as of December 31, 2003 Euro 58,748,553.05) for the exercise of the “Piano di Stock Option 2001” stock options, the increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 107,121,517 (as of December 31, 2003  106,815,551) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

4.

a tranche of up to a maximum of Euro 21,422,652.90 for the exercise of the “Piano di Stock Option Top 2002” stock options, the increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 38,950,278 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

5.

a tranche of up to a maximum of Euro 50,268,799.90 (as of December 31, 2003  Euro 47,722,327.40) for the exercise of the “Piano di Stock Option 2002” stock options, the increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (as of December 31, 2003  86,767,868) ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

The Extraordinary Shareholders’ Meeting of 8 May 2002 authorized the directors, under Article 2420-ter of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

The Shareholders’ Meeting of 26 May 2003 authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from 26 May 2003, to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro 48,644,750), to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors’ resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 10th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager